ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Barkald, SVP Group Treasurer and Investor Relations, Tel: +47 22544407
Rune Helland, VP Investor Relations, Tel: +47 22544411

Date: 14.02.2002

ORK – Results Q4-2001

Enclosed to www.ose.no and www.orkla.com please find quarterly report, presentation and spreadsheets.

Orkla will present the results in English today at 9:00 a.m. Norwegian time. The presentation is streamed directly to www.orkla.com.

The Board of Directors suggest a dividend of NOK 3.25 per share.

Key figures and highlights for the fourth quarter of 2001 (in million NOK, figures in parentheses are for Q4-2000):

- Revenues 11,577 (9,180)
- Operating result (EBIT) before other revenues and expenses 795 (680)
- Associated companies 1,275 (3)
- Portfolio gains –932 (-353)
- Profit before tax 801 (191)

- Substantial gain on sale of ownership stake in Hartwall
- Considerable realisation of losses in the investment portfolio

For the Industry Area the main trends from the first nine months continued in the fourth quarter:
- Carlsberg Breweries developing as planned, both strategically and operationally
- Continued solid performance from Chemicals - even in weakening markets
- Continued strong performance by Brands - successful new launches
- Media hit by downturn in advertising markets

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Anders Berggren, Portfolio Manager Tel: +47 22544522

Date: 20.02.02

ORK – Trade subject to notification Elkem

Orkla's Financial Investements area has on the 19th of February 2002 bought 297,000 shares in Elkem ASA at a price of NOK 179.75 per share. After this transaction Orkla including subsidiaries owns 17,010,611 Elkem-shares, representing 34.5% of the share capital.

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425
Anders Berggren, Portfolio Manager Tel: +47 22544000

Date: 21.02.02

ORK – Trade subject to notification Elkem

Orkla's Financial Investments area has on 20 February 2002 bought 122,550 shares in Elkem ASA at a price of NOK 180.00 per share. After this transaction Orkla including subsidiaries owns 17,133,161 Elkem-shares, representing 34.8% of the share capital.